RALPH E. DAVIS ASSOCIATES, INC.


                      CONSULTANTS-PETROLEUM AND NATURAL GAS
                          3555 TIMMONS LANE-SUITE 1105
                              HOUSTON, TEXAS 77027
                                 (713) 622-8955


                                              October 19, 1999





Seneca Resources Corporation
1201 Louisiana, Suite 400
Houston, Texas 77002

Attention:  Mr. Don A. Brown
            Vice President

                         Re: Oil, Condensate and Natural Gas Reserves, Seneca Resources Corporation As of October 1, 1999

Gentlemen:

At your request, the firm of Ralph E. Davis Associates, Inc. has audited an evaluation of the proved oil, condensate and natural gas reserves on leaseholds in which Seneca Resources Corporation has certain interests. This report presents a summary of the Proved Developed (producing and non-producing) and Proved Undeveloped reserves anticipated to be produced from Seneca Resources' interest.

Liquid volumes are expressed in thousands of barrels (MBbls) of stock tank oil. Gas volumes are expressed in millions of standard cubic feet (MMSCF) at the official temperature and pressure bases of the areas wherein the gas reserves are located.

The summarized results of the reserve audit are as follows:

                              RALPH E. DAVIS ASSOCIATES, INC.


Seneca Resources Corp.
Mr. Don A. Brown
October 19, 1999
Page 2

                            Estimated Proved Reserves
                       Net to Seneca Resources Corporation
                              As of October 1, 1999


                                      Proved Reserves
                        --------------------------------------------

                              Developed
                         -----------------------
Remaining Reserves       Producing  Non-Producing  Undeveloped  Total


East Coast Division:
Oil/Condensate, MBbls                                     77                   0                    0                  77
Gas, MMSCF                                            78,910                 178                    0              79,088


Gulf Coast Division:
Oil/Condensate, MBbls                                  2,527               1,805                2,903               7,235
Gas, MMSCF                                            40,388              61,890               19,294             121,572


West Coast Division:
Oil/Condensate, MBbls                                 50,046               2,879               15,583              68,508
Gas, MMSCF                                            35,397               6,166               78,568             120,131


TOTAL:
Oil/Condensate, MBbls                                 52,650               4,684               18,486              75,820
Gas, MMSCF                                           154,695              68,234               97,862             320,791


DISCUSSION:

The scope of this study was to audit the proved reserves attributable to the interests of Seneca Resources Corporation. Reserve estimates were prepared by Seneca using acceptable evaluation principals for each source. The quantities presented herein are estimated reserves of oil, condensate and natural gas that geologic and engineering data demonstrate can be recovered from known reservoirs under existing economic conditions with reasonable certainty.


Ralph E. Davis Associates, Inc. has audited the reserve estimates, the data incorporated into preparing the estimates and the methodology used to evaluate the reserves. In each of Seneca's producing divisions all 1999 additions and those properties of significant value were reviewed by Ralph E. Davis. Reserve estimates of current producing zones, productive zones behind pipe and undrilled well locations were reviewed in detail. Certain changes to either

                         RALPH E. DAVIS ASSOCIATES, INC.


Seneca Resources Corp.
Mr. Don A. Brown
October 19, 1999
Page 3


individual reserve estimates or the categorization of reserves were suggested by Ralph E. Davis Associates, Inc. and accepted by Seneca Resources. It is our opinion that the reserves presented herein meet all the criteria of Proved Reserves.

Neither Ralph E. Davis Associates, Inc. nor any of its employees have any interest in Seneca Resources Corporation or the properties reported herein. The employment and compensation to make this study are not contingent on our estimate of reserves.

We appreciate the opportunity to be of service to you in this matter, and will be glad to address any questions or inquiries you may have.

                                              Very truly yours,

                                              RALPH E. DAVIS ASSOCIATES, INC.


                                              /s/ Allen C. Barron

                                              Allen C. Barron, P. E.
                                              Vice President

                        RALPH E. DAVIS ASSOCIATES, INC.

                           CLASSIFICATION OF RESERVES


Proved Oil and Gas Reserves
Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

     1. Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

     2. Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

     3. Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves"; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

Proved Developed Reserves
Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved Undeveloped Reserves
Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.